1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2006.
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 12B Fuxing Road
Haidian District, Beijing
People's Republic of China 100814
(Address of principal executive offices)
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         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date December 4, 2006	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600) ANNOUNCEMENT

Pursuant to the relevant PRC laws and regulations, Shandong Aluminum and Lanzhou Aluminum will publish indicative announcements on 4 December 2006 regarding their proposed share reforms. In accordance with relevant provisions of the PRC laws and regulations, the trading in the shares of Shandong Aluminum and Lanzhou Aluminum will remain suspended. As the proposed share reforms may involve an asset or shareholding restructuring of the Company, trading of the H Shares of the Company will remain suspended.

Depending on the progress of the proposed share reforms and the relevant PRC laws and regulations, the Company will publish announcements and arrange for resumption of trading of the H Shares, when appropriate.

1.

The following indicative announcements regarding share reform plans will be published on 4 December 2006 on the Shanghai Stock Exchange by Shandong Aluminum Industry Co., Ltd. ("Shandong Aluminum"), a subsidiary of Aluminum Corporation of China Limited (the "Company"), and by Lanzhou Aluminum Co., Ltd. ("Lanzhou Aluminum"), a joint stock limited company in which the Company is the largest shareholder, respectively. The tradable shares ("A Shares") of Shandong Aluminum and Lanzhou Aluminum are listed on the Shanghai Stock Exchange.

a.	Shandong Aluminum Industry Co., Ltd.

"The board of directors of the company and its members confirm the truthfulness, accuracy and completeness of the contents of this announcement and there are no misrepresentation or misleading statements contained in or material omissions from this announcement.

Trading of the shares in the company will be suspended with effect from 4 December 2006, pending the proposed share reform plan. The share reform plan may relate to an asset or shareholding restructuring of Aluminum Corporation of China Limited, the controlling shareholder of the company. The company will disclose the relevant documentation of the share reform plan according to its progress in due course.

In the event that the company fails to disclose the relevant documentation of the share reform plan before 8 December 2006, an announcement cancelling the proposed share reform plan will be published and trading of the shares in the company will resume with effect from the next business day.

The Board of Directors Shandong Aluminum Industry Co., Ltd. 4 December 2006"

b.	Lanzhou Aluminum Co., Ltd.

"The board of directors of the company and its members confirm the truthfulness, accuracy and completeness of the contents of this announcement and there are no misrepresentation or misleading statements contained in or material omissions from this announcement.

Trading of the shares in the company will be suspended with effect from 4 December 2006, pending the proposed share reform plan. The share reform plan may relate to an asset or shareholding restructuring of Aluminum Corporation of China Limited, the controlling shareholder of the company. The company will disclose the relevant documentation of the share reform plan according to its progress in due course.

In the event that the company fails to disclose the relevant documentation of the share reform plan before 8 December 2006, an announcement cancelling the proposed share reform plan will be published and trading of the shares in the company will resume with effect from the next business day.

The Board of Directors Lanzhou Aluminum Co., Ltd. 4 December 2006"

2.	ADDITIONAL INFORMATION

The A Shares of Shandong Aluminum, a subsidiary of the Company, are listed on the Shanghai Stock Exchange. The Company holds 480,000,000 non-tradable shares in Shandong Aluminum, representing approximately 71.43% of the total issued share capital of Shandong Aluminum. Trading in the A Shares in Shandong Aluminum has been suspended on the Shanghai Stock Exchange from 28 November 2006 (Tuesday), pending announcement of a possible material restructuring.

The A Shares of Lanzhou Aluminum, of which the Company is the largest shareholder, are listed on the Shanghai Stock Exchange. Currently, the Company holds 151,851,442 non-tradable shares in Lanzhou Aluminum, representing approximately 28% of the total issued share capital of the Lanzhou Aluminum. Trading in the A Shares in Lanzhou Aluminum has been suspended on the Shanghai Stock Exchange from 28 November 2006 (Tuesday), pending announcement of a possible material restructuring.

As both Shandong Aluminum and Lanzhou Aluminum have proposed to carry out share reforms and are expected to proceed with the implementation of the share reforms soon, the trading in the shares of these two companies will remain suspended in accordance with relevant provisions of the PRC laws and regulations. As the above share reforms may involve an asset or shareholding restructuring of the Company, the board of directors of the Company has resolved to continue with the suspension of trading of the H Shares of the Company. Depending on the progress of the above share reforms and the requirements of the relevant laws and regulations, the Company will publish announcements and arrange for resumption of trading of its H Shares, when appropriate.

This announcement is made pursuant to the disclosure obligations under Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

GENERAL

As at the date of this announcement, the members of the Board of Directors comprise Mr. Xiao Yaqing, Mr. Luo Jianchuan, Mr. Chen Jihua and Mr. Zhang Chengzhong (Executive Directors); Mr. Joseph C. Muscari and Mr. Shi Chungui (Non-executive Directors); Mr. Poon Yiu Kin, Samuel, Mr. Wang Dingzuo and Mr. Kang Yi (Independent Non-executive Directors).

By order of the Board of Directors of Aluminum Corporation of China Limited* Liu Qiang Company Secretary

Beijing, China, 4 December 2006 * For identification only

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Hai Dian District, Beijing, People's Republic of China 100088
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary